Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, PRC at 10:00 a.m., Hong Kong time on June 30, 2026 for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 29, 2026 (the “Circular”)):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Qu Heng as a non-executive Director.

3.	To re-elect Mr. Zhang Duo as a non-executive Director.

4.	To re-elect Ms. Qu Jingyuan as an independent non-executive Director.

5.	To authorize the Board to fix the remuneration of the Directors.

6.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2026.

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Shares) and to sell and/or transfer Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Shares or rights to acquire Shares;

(iii)	the vesting or exercise of restricted shares and RSUs granted or to be granted (if and where applicable) pursuant to the 2013 Share Award Scheme, the 2021 Share Incentive Plan, the 2026 Share Incentive Plan or any other share incentive scheme or similar arrangements as adopted from time to time;

(iv)	any scrip dividend scheme or similar arrangement providing for the allotment of Shares (including the sale and/or transfer of any Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders in general meeting;

shall not exceed 20% of the total number of issued shares (excluding any treasury shares, if any) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Hong Kong Stock Exchange for this purpose, respectively, provided that the total number of Shares and/or ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

9.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions no. 7 and no. 8 of this notice, the general mandate referred to in the resolution no. 7 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Shares out of treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution no. 8 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).”

10.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(1)	conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granting the approval for the listing of, and permission to deal in, the Shares of the Company which may be issued and allotted pursuant to any Awards (as defined in the Circular) that may be granted under the 2026 Share Incentive Plan (the rules of which are contained in the document marked “A” produced to this meeting and signed by the chairman of this meeting for the purpose of identification), the 2026 Share Incentive Plan be and is hereby approved and adopted and that the Board or its delegate(s) be and is hereby authorized to take all steps and to execute all agreements as may be necessary or expedient to give effect to and implement the 2026 Share Incentive Plan;

(2)	the total number of Shares which may be issued in respect of all Awards to be granted under the 2026 Share Incentive Plan and any other share schemes of the Company not in aggregate exceeding 5% of the total number of Shares in issue (excluding the treasury shares) as at the date of passing this resolution (“Scheme Mandate Limit”), be and is hereby approved and adopted; and

(3)	conditional upon passing of the ordinary resolution no. 10(2), the total number of Shares which may be issued in respect of all Awards to be granted to Service Provider Participants under the 2026 Share Incentive Plan and any other share schemes of the Company not in aggregate exceeding 0.5% of the total number of Shares in issue (excluding the treasury shares) as at the date of passing this resolution (“Service Provider Sublimit”), be and is hereby approved and adopted.”

11.	To consider and, if thought fit, to pass with or without amendments, the following resolution as an ordinary resolution:

“THAT the 2024 Xiaomi Framework Agreement and the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated thereunder be and are hereby approved and confirmed.”

12.	To consider and, if thought fit, to pass with or without amendments, the following resolution as an ordinary resolution:

“THAT the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) and the proposed revised annual cap and/or proposed annual cap for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated thereunder be and are hereby approved and confirmed.”

13.	To consider and, if thought fit, to pass with or without amendments, the following resolution as an ordinary resolution:

“THAT any one executive Director (and its authorized person(s)) be and is hereby authorized to (i) determine the relevant commercial terms of the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement), (ii) sign or execute other documents or supplemental agreements or deeds relating to the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) on behalf of the Company, and (iii) do all such things and acts as he/she considers necessary or appropriate to give effect to the 2025 Xiaomi cooperation Framework Agreement (as amended by the Supplemental Agreement) and to complete the transactions contemplated thereunder.”

SPECIAL RESOLUTION

14.	To consider and, if thought fit, to pass with or without amendments, the following resolution as a special resolution:

“THAT

(a)	the proposed amendments to the current memorandum of association and articles of association of the Company (the “Proposed Articles Amendments”), the details of which are set out in Appendix III to the circular of the Company dated May 29, 2026, be and are hereby approved;

(b)	the third amended and restated memorandum of association and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”), which contains all the Proposed Articles Amendments and a copy of which has been produced to this meeting and marked “B” initialled by chairman of the Annual General Meeting for the purpose of identification, be and are hereby approved and adopted in substitution for and to exclusion of the existing memorandum of association and articles of association of the Company with immediate effect; and

(c)	any Director or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Articles Amendments and the adoption of the Third Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Hong Kong and Cayman Islands.”

SHARES RECORD DATE AND ADSs RECORD DATE

The Board has fixed the close of business on June 2, 2026, Hong Kong time, as the record date of Shares (the “Shares Record Date”). Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on June 2, 2026, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through CCASS shall not bear any voting rights at the Company’s general meeting(s).

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.ksyun.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of the ADSs) and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Chairman of the Board, Executive Director, and acting Chief Executive Officer

Hong Kong, May 29, 2026

As at the date of this notice, the board of directors of the Company comprises Mr. Zou Tao as Chairman and executive director, Mr. Qu Heng and Mr. Zhang Duo as non-executive directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.